September 15, 2014

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             OM Asset Management Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed on September 10, 2014

File No. 333-197106

Dear Ms. Hayes:

This letter sets forth the response of OM Asset Management Limited (the “Company”) to the comment letter, dated September 11, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.

General

1.                                      Please provide a detailed legal analysis (including relevant unconsolidated financial information) explaining why you believe you are not an “investment company” as defined in the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act of 1940 you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain those reasons to us. We may have further comments after reviewing your response.

Response: Set forth below is a complete analysis explaining why the Company is not an investment company as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).  For purposes of this response we have assumed that the reorganization and the offering described in the Registration Statement have been completed.

Section 3(a)(1) of the Investment Company Act defines “investment company” as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities(1) having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

As noted in the Registration Statement, the Company is and holds itself out as being a global, diversified, multi-boutique asset management company that operates its business through seven boutique asset management firms (the “Affiliates”).(2)  The Company is not and does not hold itself out as being engaged in any other business.  The Company, therefore, is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act.

Further, the Company is not engaged, has never engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type and does not have any such certificate outstanding.  The Company, therefore, is not an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act.

The Company also does not meet the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.  The Company’s total assets consist of a 100% interest in OMAM US, Inc. (“US SUB”) and a note originally issued by Old Mutual (US) Holdings Inc. (“OMUSH”).(3)  US SUB’s total assets consist of a 100% interest in OMAM UK Limited (“UK SUB”) and a note issued by UK SUB.  UK SUB’s total assets consist of a 100% interest in OMUSH and a note issued by OMUSH.  OMUSH’s total assets consist of its interests in the Affiliates, Co-Investments (as defined below), and deferred tax assets.(4)  As discussed below, an analysis of the total assets of each of the Company, US SUB, UK SUB, and OMUSH leads to the conclusion that none of the Company’s total assets, on an unconsolidated basis, are represented by “investment securities.”

Both US SUB and UK SUB are being formed in connection with the reorganization described in the Registration Statement and neither will own any assets or engage in any business prior to the reorganization.  Neither US SUB nor UK SUB holds itself out as being engaged in the business of investing, reinvesting, or trading in securities.  Rather, US SUB and UK SUB are engaged solely in the business of holding a note and securities of a wholly-owned subsidiary, as defined

(1)                  “Investment security” is defined in Section 3(a)(2) of the Investment Company Act to include “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of “investment company” in paragraph (1) or (7) of subsection (c).”

(2)                       The Affiliates offer approximately 100 distinct, active investment strategies in U.S., global, international and emerging markets equities, U.S. and emerging markets fixed income, and alternative investments, including timber and real estate.  These strategies are offered through, among other means, investment funds that are formed, operated and/or managed by the Affiliates (“Investment Funds”).

(3)                       US SUB has assumed the liabilities under the note issued by OMUSH.

(4)                       Deferred tax assets principally represent net operating losses and interest expense that could not be used or deducted and, thus, have been accumulated.  Deferred tax assets are not securities.

in the Investment Company Act.(5)  Therefore, neither US SUB nor UK SUB meets the definition of investment company under Section 3(a)(1)(A) of the Investment Company Act.  Further, neither US SUB nor UK SUB is engaged, has ever engaged or proposes to engage in the business of issuing face-amount certificates of the installment type and neither has any such certificate outstanding.  Neither US SUB nor UK SUB, therefore, is an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act.

Neither US SUB nor UK SUB meets the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, as neither US SUB nor UK SUB owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.  US SUB’s interest in UK SUB and the note issued by UK SUB held by US SUB are not investment securities because UK SUB is (1) a wholly-owned subsidiary of US SUB, (2) not an investment company and (3) not relying on the exceptions in Section 3(c)(1) or (7) of the Investment Company Act.  UK SUB’s interest in OMUSH is not an investment security because OMUSH is (1) a wholly-owned subsidiary of UK SUB, (2) not an investment company and (3) not relying on the exceptions in Section 3(c)(1) or (7) of the Investment Company Act.

OMUSH does not meet the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, as OMUSH does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.  OMUSH’s total assets include its interests in the seven Affiliates, deferred tax assets, and co-investments in certain Investment Funds (“Co-Investments”).  The Co-Investments represent less than 5% of OMUSH’s total assets and may be viewed as investment securities for purposes of this analysis.  As noted, the deferred tax assets are not securities.

The Affiliates, and their assets under management as of June 30, 2014, are:

•                  Acadian Asset Management LLC (“Acadian”) - $71 billion

•                  Barrow, Hanley, Mewhinney & Strauss, LLC (“Barrow Hanley”) - $97.5 billion

•                  Campbell Global, LLC - $6.7 billion

•                  Copper Rock Capital Partners LLC - $2.5 billion

•                  Heitman LLC - $24.6 billion

•                  Investment Counselors of Maryland LLC (“ICM”) - $2.4 billion

•                  Thompson, Siegel & Walmsley LLC - $10.2 billion

Thus, as of June 30, 2014, Acadian and Barrow Hanley represented approximately 78% of OMUSH’s assets under management, from which it derives a substantial portion of its revenue.  As of the same date, the estimated fair value of OMUSH’s indirect interest in Acadian and Barrow Hanley represented approximately 75% of OMUSH’s total assets.  The fair value of each of the Affiliates is estimated using an income approach based on the present value of estimated future cash flows.  Inherent in the Company’s development of the present value of future cash flow projections are assumptions and estimates derived from a review of the Company’s

(5)                       Under Section 2(a)(43) of the Investment Company Act, a “wholly-owned subsidiary’’ of a person means a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of Section 2(a)(43), is a wholly-owned subsidiary of such person.

operating results, business plans, expected growth rates, cost of capital and tax rates.  The Company also makes certain assumptions about future economic conditions, interest rates and other market data.

Other than ICM,(6) each Affiliate is a “majority-owned subsidiary” of OMUSH within the meaning of Section 2(a)(24) of the Investment Company Act because OMUSH directly or indirectly owns 50% or more of the outstanding voting securities of the Affiliate (the “Majority-Owned Affiliates”).

Because the estimated fair value of OMUSH’s interest in Acadian and Barrow Hanley represented, at June 30, 2014, approximately 75% of OMUSH’s total assets, it is not necessary for purposes of this analysis to consider whether the other Majority-Owned Affiliates own or propose to acquire investment securities having a value exceeding 40% of the value of their respective total assets.(7)  In other words, if OMUSH’s interest in Acadian and Barrow Hanley is not an investment security, which we demonstrate below, then, based on the value of OMUSH’s interest in those two Majority-Owned Affiliates, it logically follows that no more than 40% of the value of OMUSH’s total assets can be represented by investment securities.

Neither Acadian nor Barrow Hanley is an investment company under Section 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act.  Each is engaged primarily in the business of providing investment advice to clients, including registered and unregistered funds, institutions, and individuals, and does not propose to engage primarily in any other business.  Neither Acadian nor Barrow Hanley is engaged, has engaged or proposes to engage in the business of issuing face-amount certificates of the installment type and does not have any such certificate outstanding.

Neither Acadian nor Barrow Hanley is an investment company under Section 3(a)(1)(C) of the Investment Company Act because neither owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets.  Acadian owns a joint venture interest in an entity that operates as an investment management business.  The Company does not believe the joint venture interest is an investment security.  Further, Acadian owns non-general partner/managing member interests in Investment Funds with a value of less than $3,000, which interests may be viewed as investment securities for purposes of this analysis.(8)  Barrow Hanley

(6)                       OMUSH does not own 50% or more of the outstanding voting securities of ICM and, therefore, treats its interest in ICM as an investment security for purposes of this analysis.  OMUSH’s Co-Investments and minority interest in ICM combined represent less than 10% of OMUSH’s total assets.

(7)                       The other Majority-Owned Affiliates do not meet the definition of investment company in Section 3(a)(1) of the Investment Company Act, but the need to discuss them is obviated for the reason stated above.

(8)                       In addition, Acadian has general partner/managing member interests in several Investment Funds.  The courts and the Staff have concluded, however, that general partner interests are not securities (and therefore are not investment securities) where the holder of such an interest has operational control over the issuer of the interest.  With respect to general partner interests, see Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Scudder, Stevens & Clark, 2 SEC No-Action Letters (Mar. 12, 1980 and May 8, 1980); see also Oppenheimer Capital, L.P., SEC No-Action Letter (Jul. 29, 1987).  The same reasoning has been held to apply to managing member interests of limited liability companies, see Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chem. Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del.

does not own any interests in Investment Funds, general partner/managing member or otherwise.  Acadian and Barrow Hanley each maintain voluntary deferred compensation plans for their employees.  The assets attributable to each of those plans are de minimis relative to the total assets of each of Acadian and Barrow Hanley.(9)  Even if Acadian’s joint venture interest is an investment security and even if the investments associated with Acadian’s voluntary deferred compensation plan are investment securities, these interests together with the non-general partner/managing member interests Acadian owns in Investment Funds are the only investment securities held by Acadian and these interests do not amount to more than 40% of the total assets of Acadian.  Similarly, even if the investments associated with Barrow Hanley’s voluntary deferred compensation plan are investment securities, these interests are the only investment securities held by Barrow Hanley and these interests do not amount to more than 40% of the total assets of Barrow Hanley.  Finally, neither Acadian nor Barrow Hanley relies on the exception from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.  As a result, OMUSH’s interests in Acadian and Barrow Hanley do not constitute investment securities.

Because OMUSH’s interests in Acadian and Barrow Hanley are not investment securities and because the estimated fair value of those interests represents approximately 75% of OMUSH’s total assets, OMUSH does not meet the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act.

Because OMUSH is not an investment company, UK SUB’s 100% interest in OMUSH is not an investment security.  UK SUB does not own investment securities, and UK SUB does not meet the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act.  Because UK SUB is not an investment company, US SUB’s 100% interest in UK SUB is not an investment security and, for the reasons discussed above, the note issued by UK SUB held by US SUB is not an investment security.  US SUB does not own investment securities, and US SUB does not meet the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act.  Because US SUB is not an investment company, the Company’s 100% interest in US SUB is not an investment security.  Further, the note issued by OMUSH held by the Company is not an investment security because OMUSH is (1) an indirect wholly-owned subsidiary of the Company, (2) not an investment company and (3) not relying on the exceptions in Section 3(c)(1) or (7) of the Investment Company Act.  The Company does not own investment securities, and therefore the Company does not meet the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act.

For the reasons described above, the Company does not fall within the definition of investment company under any of the provisions of Section 3(a)(1) of the Investment Company Act and, therefore, is not an investment company.

2000) (passim); Robinson v. Glynn, 349 F.3d 166, 170-71 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 165 (S.D.N.Y. 2001).

(9)                       As of June 30, 2014, these plan assets represented, respectively, less than 2% of Acadian’s total assets and less than 1% of Barrow Hanley’s total assets.

•                  Please also identify and explain any interests in funds formed or managed by OM Asset Management Limited or any of its subsidiaries. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do any of these entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

Response:  The Company has not formed and does not manage any Investment Funds nor does it own interests in any Investment Fund formed or managed by the Affiliates.  Neither US SUB nor UK SUB owns any interests in Investment Funds.  As noted above, OMUSH owns Co-Investments.  These Co-Investments represent less than 5% of OMUSH’s total assets.  The value assigned to the Co-Investments is the value reported to OMUSH by each Co-Investment’s general partner, managing member, or similar entity.  As noted above, the estimated fair value of OMUSH’s interest in two Affiliates, Acadian and Barrow Hanley, represents approximately 75% of OMUSH’s total assets.  Acadian owns non-general partner/managing member interests in Investment Funds with a value of less than $3,000, and has general partner/managing member interests in several of its Investment Funds.  Barrow Hanley does not own any interests in Investment Funds.

•                  Please explain why an investment in OM Asset Management Limited is not equivalent to an investment in a fund of funds.

Response:  An investor in the Company owns an investment in an operating company and not in a fund of funds entity. The nature of the Company’s business, its risks and its economics are fundamentally different than those of a fund of funds.  As more fully set forth in the Registration Statement, the Company, through the Affiliates, provides investment management services to investors.  Unlike a fund, the Company’s focus is principally on the business of managing third-party capital as compared to its own assets.  At June 30, 2014, the Company and its Affiliates had approximately 1,115 full-time employees of which 88 are Company employees, and has offices across the U.S. and in Europe and Asia.  A typical fund of funds has no operating office and few or no employees.  This fundamental difference in the nature of the Company’s business is reflected in the risks described in the Registration Statement, which differ significantly from the risks described in the private placement memorandum of a typical fund of funds.  In addition, the value of the Company’s ordinary shares is not simply an allocation across a number of funds, but is based on the cash flow that the Company, as an operating company, will receive.  An investor’s return and value in his or her investment in the ordinary shares of the Company is not the same economically as that of an investment in a fund of funds.  An investor in the Company will benefit from the Company’s receipt of management fees and incentive and performance fees, none of which are income streams shared by investors in underlying investment funds, from which investors receive only their percentage interests of the actual return of the underlying funds (less the manager’s management fees and incentive fees).  As Andrew J. Donohue, former Director of the Division of Investment Management, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning initial public offerings of managers of privately-offered funds, “it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds.”(10)

2.                                      Please explain whether the offering by OM Asset Management Limited should be considered an indirect offering of the investment funds. In this context, please address Securities Act Rule 140 as well as Section 48(a) of the Investment Company Act of 1940 as applied to the registration requirements for investment companies.

Response:  The offering by the Company is not an indirect offering of the Investment Funds.  First, the Company is not deriving any proceeds from the offering.  All of the shares in the offering are being sold by OM Group (UK) Limited, which wholly-owns the Company.  Rule 140 under the Securities Act of 1933 (“Securities Act”) defines a person engaged in the distribution of securities as “a person the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers.”  As the Company is not selling its securities in the offering and deriving no proceeds from the offering, the Company could not be using the proceeds of the offering to invest in another issuer or affiliated issuers.

Second, the Company is not using the offering to do indirectly that which it is prohibited from doing directly under Section 48(a) of the Investment Company Act, which would be to offer the shares of unregistered Investment Funds in a public offering.  The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may violate Section 48(a).  The Staff has stated that whether an issuer is “formed for the purpose” of investing in a private fund depends on the surrounding facts and circumstances.  While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.  The Company does not believe that the public offering of ordinary shares is an indirect offering of the shares of unregistered Investment Funds pursuant to Rule 140 under the Securities Act or Section 48(a) of the Investment Company Act.  As disclosed in the Registration Statement, the Affiliates manage numerous Investment Funds, and far less than 40% of the value of the Company is represented by indirect interests in any particular Investment Fund.(11)

Moreover, the largest share of the Company’s income is and will continue to be derived from the management of third-party assets in the Investment Funds and not from the investment of its own capital in the Investment Funds.  Accordingly, the “chief part” of the Company’s business is not purchasing securities of any Investment Fund or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Investment Fund, and the Company

(10)                Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

(11)                As previously noted, the estimated fair value of OMUSH’s interest in Acadian and Barrow Hanley represents approximately 75% of OMUSH’s total assets, which consequently indirectly represents a significant portion of the Company’s total assets.  Between those two Affiliates, there is less than $3,000 of exposure to non-general partner/managing member interests in their Investment Funds.

was not “formed for the purpose” of investing in any Investment Fund.  Therefore, the Company submits that the public offering of its ordinary shares is not an indirect offering of any Investment Fund.

[Signature page follows.]

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300, Floyd I. Wittlin at (212) 705-7466, Christina E. Melendi at (212) 705-7814, or Paul D. Tropp at (212) 859-8933.

Sincerely,

/s/ Stephen H. Belgrad
Stephen H. Belgrad

cc:                                Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson)